

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

January 27, 2009

Via Facsimile 212-903-9100 and U.S. Mail

Scott Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105

> Re: **Wavecom S.A.**
> **Schedule TO-T filed on January 8, 2009 by Sierra Wireless France**
> **SAS and Sierra Wireless, Inc.**
> **Amd. 1 to Schedule TO-T filed on January 14, 2009**
> **Amd. 2 to Schedule TO-T filed on January 23, 2009**
> **SEC File No. 5-50760**

Dear Mr. Sonnenblick:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has reviewed the filing listed above. Our comments follow. All defined terms
used in this letter have the same meaning as in your offer materials.

Please understand that the purpose of our review process is to assist you in your
compliance with applicable disclosure requirements and to enhance the overall disclosure
in your filings. We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other aspect of our review.
Feel free to contact me at the phone number listed at the end of this letter with any
questions about these comments or your filings generally.

Schedule TO-T – Exhibit (a)(1)(i) – U.S. Offer to Purchase

Summary Term Sheet – What are the conditions to this Offer?, page iii

1. Under the section entitled "What are you offering to pay?" earlier in the Summary
    Term Sheet, you disclose that if Wavecom pays a dividend or other distribution to its
    shareholders while these Offers are pending, Purchaser may (with the approval of the
    AMF) withdraw the Offers. However, the payment of a dividend or distribution is

not listed here or in the corresponding section later in the Offer to Purchase as a condition permitting termination of the Offers. Please revise or advise.

If I decide not to tender, how will the Offers affect my Wavecom Securities?; Will the Offers be followed by a squeeze-out if all of the Shares are not tendered in the Offers?, page vi

2. Discuss in greater detail, where appropriate in the Offer to Purchase:

- your plans for a second-step transaction(s) with respect to securities not purchased in the Offers, particularly where you do not purchase at least 95% of the outstanding share capital in the Offers. Your revised disclosure should discuss both Purchaser and Parent's *current intentions*, as well as the factors upon which future decisions with respect to any such a transaction will be based. Simply "reserving the right" to engage in one of a number of second-step transactions is not informative disclosure;

- the form and amount of consideration that may be paid in any subsequent purchases, as compared to the Offer price. If there will be or may be any difference in the amount or form of consideration paid in any second-step transaction, this fact should be prominently disclosed;

- any restrictions under local law on your ability to control or fully integrate Wavecom if you own less than all of its securities after the Offers. If applicable, discuss any relevant ownership thresholds significant under foreign law;

- the treatment of remaining US security holders of Wavecom in any subsequent transaction(s).

The disclosure under "Squeeze-out-Delisting" on page 22 of the offer materials is not sufficient in this respect, because there, Purchaser simply "reserves the right" to undertake a number of subsequent actions after the Offers, including to "dispose of any or all Securities" purchased in these Offers.

Acceptance for Payment, Return of and Payment for Securities, page 7

3. In the second to last paragraph in this section, you reserve the right to assign or transfer, in whole or in part, the right to purchase all or any portion of the Securities tendered in the Offers. Please confirm your understanding in your response letter that should you do so, the party or parties to whom you assign or transfer such right would

be required to be included as a filing person on the Schedule TO. In addition, this might require an extension of the offer period and dissemination of revised offer materials.

Background of the Offers; Contacts with Wavecom, page 20

4. It appears from the disclosure in this section that Wavecom may have provided confidential forecasts, projections or other non-public information to Purchaser and its affiliates in the course of the negotiations leading up to the Offers. If so, please disclose such information or explain in your response letter why it is not required disclosure pursuant to Exchange Act Rule 10b-5 or any other applicable provision of the federal securities laws.

Miscellaneous, page 30

5. In this section, you state that the Offer "may not be accepted from within" certain jurisdictions. Please note that the all-holders provision in Rule 14d-10(a)(1) applies equally to U.S. as well as non-U.S. target holders. While this provision does not require that you mail offer materials into any jurisdiction outside the United States, it does not permit you to prevent tenders from target holders resident there. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how you are complying with the all-holders provision in Rule 14d-10(a)(1) by purporting to exclude holders of Securities in certain foreign jurisdictions. Alternatively, revise this language to remove such limitation.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information or analysis. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions